SKADDEN, ARPS, SLATE, MEAGHER & FLOM
世達國際律師事務所
AFFILIATE OFFICES

PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ~

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

◆ (ALSO ADMITTED IN ENGLAND & WALES)

~ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

TEL: (852) 3740-4700
FAX: (852) 3740-4727
www.skadden.com

January 11, 2019

Confidential Draft Registration Statement Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Yunji Inc.
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Yunji Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$$0.000005 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement and the nonpublic draft registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Draft Registration Statement

Securities and Exchange Commission

January 11, 2019

Financial Statements

The Company has included in this submission its audited consolidated financial statements and selected financial information as of December 31, 2016 and 2017 and for each of the two years ended December 31, 2016 and 2017, and unaudited interim consolidated financial statements and selected financial information as of September 30, 2018 and for the nine months ended September 30, 2017 and 2018. Prior to the Company distributing a preliminary prospectus to investors, it will amend the registration statement on Form F-1 to include the Company’s audited consolidated financial statements as of December 31, 2018 and for the year ended December 31, 2018.

The Company has omitted its audited consolidated financial statements and selected financial information as of December 31, 2015 and for the year ended December 31, 2015 annual financial information, which the Company reasonably believes will not be required at the time when the registration statement on Form F-1 is publicly filed, in accordance with the Commission’s Compliance and Disclosure Interpretations relate to the Fixing America’s Surface Transportation (FAST) Act dated August 17, 2017.

The Company has also omitted the selected financial information as of and for the years ended December 31, 2013 and 2014, as such information is not available on a basis that is consistent with the financial information for the years ended December 31, 2016 and 2017, and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

Waiver of the Requirement of Item 8.A.4 of Form 20-F

In addition, the Company respectfully requests that the Commission waive the requirement of Item 8.A.4 of Form 20-F, which states that in the case of a company’s initial public offering, the registration statement on Form F-1 must contain audited financial statements of a date not older than 12 months from the date of the offering unless a waiver is obtained. See also Division of Corporation Finance, Financial Reporting Manual, Section 6220.3.

The Company is submitting this waiver request pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which provides that the Commission will waive the 12-month age of financial statements requirement “in cases where the company is able to represent adequately to us that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this requirement is impracticable or involves undue hardship.”

In connection with this request, the Company represents to the Commission that: (i) the Company is not currently a public reporting company in any jurisdiction; (ii) the Company is not required by any jurisdiction outside the United States to prepare, and has not prepared, consolidated financial statements audited under any generally accepted auditing standards for any interim period; (iii) compliance with Item 8.A.4 of Form 20-F at present is impracticable and involves undue hardship for the Company. Moreover, the Company undertakes that, prior to the Company distributing a preliminary prospectus to investors, it will amend the registration statement on Form F-1 to include the Company’s audited consolidated financial statements as of December 31, 2018 and for the year ended December 31, 2018.

*        *        *

Draft Registration Statement

Securities and Exchange Commission

January 11, 2019

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Derek Shao, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 21 2323-3533 or via email at derek.shao@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours, /s/ Z. Julie Gao
Z. Julie Gao

cc:	Shanglue Xiao, Chairman of the Board of Directors and Chief Executive Officer, Yunji Inc.
Chen Chen, Chief Financial Officer, Yunji Inc.
Derek Shao, Partner, PricewaterhouseCoopers Zhong Tian LLP
Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP
Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP